SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     Schedule 13G


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 19)*


                              J. C. PENNEY COMPANY, INC.
                              __________________________
                                   (Name of Issuer)


                            Common Stock of 50c par value
                            _____________________________
                            (Title of Class of Securities)


                                      708160106
                                   _______________
                                    (CUSIP Number)



               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

     CUSIP No. 708160106                13G       Page  2   of  6  Pages
               __________                              ___     ___


      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc.

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                     (a) / /

                                                                 (b) / /

      3  SEC USE ONLY



      4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Not Applicable


                   5   SOLE VOTING POWER
                       -0-. See Item 4(c).
      NUMBER OF
        SHARES     6   SHARED VOTING POWER
     BENEFICIALLY      21,641,027. See Item 4(c).
       OWNED BY
         EACH      7   SOLE DISPOSITIVE POWER
       REPORTING       -0-. See Item 4 (c).
        PERSON
         WITH      8   SHARED DISPOSITIVE POWER
                       21,641,027. See Item 4 (c).

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,641,027. See Item 4 (c).

     10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.1%. See Item 4 (b).

     12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           EP

                                                          Page 3 of 6 Pages
                                                               _    _


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549
                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 19)

          Item 1(a) Name of Issuer:
                    J. C. PENNEY COMPANY, INC.

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    6501 Legacy Drive, Plano, Texas  75024-3698

          Item 2(a) Name of Person Filing:
                    Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc.

          Item 2(b) Address of Principal Business Office:
                    12700  Park Central  Place, 12th  Floor, Dallas,  Texas
                    75251
                    mailing address, P.O. Box 659002,  Dallas, Texas 75265-
                    9002

          Item 2(c) Citizenship:
                    Not Applicable

          Item 2(d) Title of Class of Securities:
                    Common Stock of 50c par value

          Item 2(e) CUSIP No. 708160106

          Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                         Retirement   Income  Security   Act  of   1974  or
                         Endowment Fund.

          Item 4    Ownership.
                (a) Amount Beneficially Owned: 21,641,027 shares (See Item
                      4(c)).
                (b) Percent of Class:  8.1%.
                (c) Number of shares as to which such person has:
                     (i)   sole power to vote or to direct the vote - 0.
                     (ii) shared power to vote or to direct the vote-21,641,027. Each of the issuer's employees who is a Savings and Profit-Sharing Retirement Plan ("Plan") participant and who has been allocated shares under the Plan ("Allocated Stock") is entitled to instruct the trustee ("Trustee") of the Plan (State Street Bank and Trust Company) on how to vote the shares ofCommon Stock of 50c

                                                          Page 4 of 6 Pages
                                                               _    _


                           par value of the issuer ("Penney Stock") credited to such participant's accounts under the Plan, plus an allocable portion of all Allocated Stock for which no direction has been received as well as shares not credited to any participant's account ("Unallocated/Undirected
                           Stock"). The Trustee is obligated to vote such Allocated Stock and Unallocated/Undirected Stock as instructed.
                     (iii) sole  power   to  dispose   or  to   direct  the
                           disposition of - 0.
                     (iv) shared power to dispose or to direct the disposition of - 21,641,027. (A) In the event of any offer (including, but not limited to, a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock credited to such participant's accounts under the Plan, plus an allocable portion of all Unallocated/Undirected Stock. The Trustee shall be obligated to follow all such directions which are timely received. The Trustee is to decide whether or not to accept or reject the offer or to tender or not to tender shares of Penney Stock pursuant to an offer only if the sum of the number of shares it sold, exchanged or transferred in accordance with any other offer during the preceding twelve months plus the number of shares subject to an outstanding offer is fewer than 10% of the total number of shares held by the Plan. (B) Although the Trustee does not normally trade shares of Penney Stock held by it, under certain circumstances a participant may give instructions regarding his or her accounts which may result in the sale or transfer of certain shares by the Trustee.

          Item 5     Ownership of Five Percent or Less of a Class.
                     Not applicable.

          Item 6     Ownership  of  More  than Five  Percent  on  Behalf of
                     Another Person.

                     The filing person maintains a trust which holds shares of Penney Stock for the benefit of current and certain former employees of the issuer who are participants in the Plan. Participants in the Plan have the right upon termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock, or to the proceeds of the sale of shares of Penney Stock.

                                                          Page 5 of 6 Pages
                                                               _    _


          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                     Not Applicable.

          Item 8     Identification and  Classification of  Members of  the
                     Group.
                     Not Applicable.

          Item 9     Notice of Dissolution of Group.
                     Not applicable.

          Item 10    Certification.
                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               The filing of this statement shall not be construed as an admission that the Savings and Profit-Sharing Fund under the Plan is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                                                          Page 6 of 6 Pages
                                                               _    _


          Signature.
          _________

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 9, 1998

          /s/ F. L. Wasserman
          __________________________________________
          Signature


               F. L. Wasserman, Benefits Controller
          __________________________________________
          Name/Title